UF 3-4-03

[redacted]NITED STATES
[redacted]) EXCHANGE COMMISSION
ington, DC 20549

SO 3/10/03

03002266

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50700

RECEIVED FEB 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

WEAVER ARBITRAGE, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

237 PARK AVENUE – SUITE 900
(No. And Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN M. FOX (212) 808-7360
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

MAR 13 2003

OATH OR AFFIRMATION

I, JOHN M. FOX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEAVER ARBITRAGE LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John M. Fox 1/23/03
Signature

MANAGER
Title

Christine A. Doherty
Notary Public

CHRISTINE A. DOHERTY
Notary Public, State of New York
No. 01DO5033647
Qualified in New York County
Commission Expires Sept. 26, ~~199~~ 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C. 181 SECTION

WEAVER ARBITRAGE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Weaver Arbitrage, LLC:

We have audited the accompanying statement of financial condition of Weaver Arbitrage, LLC (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Weaver Arbitrage, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 25, 2003

WEAVER ARBITRAGE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Due from broker	$ 4,722,500
Investments in securities, at market value (cost $23,842,553)	24,452,683
Accrued dividends receivable	38,077
Interest receivable	263
Other assets	13,404
TOTAL ASSETS	$ 29,226,927

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold, but not yet purchased, at market value (proceeds $9,851,756)	$ 10,548,392
Short dividends payable	10,902
Interest payable	101
TOTAL LIABILITIES	10,559,395
Member's equity	18,667,532
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 29,226,927

The accompanying notes are an integral part of this financial statement.

WEAVER ARBITRAGE, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Weaver Arbitrage, LLC (the "Company") was formed on December 9, 1997 under the laws of the State of Delaware as a limited liability company and began operations effective January 1, 1998. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the American Stock Exchange. The Company performs the trading and investing activities for Weaver Arbitrage Partners, L.P., the sole member. The Company clears all trades through a clearing broker-dealer. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with customers' securities transactions.

The Company records its transactions in securities on a trade-date basis. Securities listed on a national securities exchange are valued at their last sales price. Securities that are traded on the over-the-counter market are valued at their last closing "bid" price if held long by the Company and their last closing "asked" price if sold short by the Company. The resulting unrealized gains and losses are reflected in income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

No provision has been made in the accompanying financial statements for liabilities for Federal, State or Local income taxes since such liabilities are the responsibility of the individual member.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS

The Company conducts business with two clearing brokers for its own proprietary accounts pursuant to two clearance agreements. All securities owned, and the payable to and receivable from the clearing brokers reflected on the statement of financial condition, are positions carried by and amounts due to these clearing brokers.

WEAVER ARBITRAGE, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(continued)

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. As a registered broker dealer, minimum net capital of the greater of 6 2/3% of aggregate indebtedness, as defined, or $100,000, is required. At December 31, 2002, the Company had net capital of $14,309,842 which was $14,209,842 in excess of the required minimum net capital.